AB INTERNATIONAL GROUP CORP.

September 8, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Stacie Gorman

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: AB INTERNATIONAL GROUP CORP.

Registration Statement on Form S-1

Filed August 4, 2022

File No. 333-266505

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AB International Group Corp. (the “Company”) hereby requests acceleration of the effective date of the above mentioned Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on September 13, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

AB International Group Corp.

By:

/s/ Chiyuan Deng

Chiyuan Deng

Chief Executive Officer

48 Wall Street, Suite 1009, New York, NY 10005

- Phone: (852) 2622-2891